SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of April, 2005
                                          -----------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  AMVESCAP RESULTS OF AGM.
                                ------------------------

AMVESCAP PLC

RESULTS OF ANNUAL GENERAL MEETING

AMVESCAP PLC announces the results of the voting by poll on the resolutions put to its Annual General Meeting held today.


                                                        Votes          % of         Votes          % of       Votes
                                                         For          Votes        Against        Votes      Withheld
                                                                       Cast                        Cast
Resolution 1:
To receive the Annual Report and Accounts               99,665,143      99.29         716,180       0.71      7,356,554
Resolution 2:
To receive the Remuneration Report                      99,408,833      94.05       6,288,609       5.95      2,040,434
Resolution 3:
To declare a final dividend                            106,846,567      99.92          81,814       0.08        809,497
Resolution 4:
To re-elect Rex Adams                                  106,431,050      99.54         491,083       0.46        815,990
Resolution 5:
To re-elect Sir John Banham                            105,830,233      99.52         510,249       0.48      1,397,387
Resolution 6:
To re-elect Charles W. Brady                            99,627,854      97.73       2,305,012       2.27      5,807,005
Resolution 7:
To re-elect Denis Kessler                              105,380,951      99.25         794,625       0.75      1,562,465
Resolution 8:
To elect Edward Lawrence                               106,549,650      99.65         371,121       0.35        816,988
Resolution 9:
To re-elect Bevis Longstreth                           104,898,761      99.18         866,147       0.82      1,972,968
Resolution 10:
To elect John Rogers                                   106,191,852      99.28         765,309       0.72        780,568
Resolution 11:
To re-appoint Ernst & Young LLP                        105,362,651      99.19         854,175       0.81      1,522,087
Resolution 12:
Section 80 Authority                                   105,358,084      98.59       1,505,596       1.41        875,233
Resolution 13:
Section 90 Authority
(Special Resolution)                                   106,128,026      98.69       1,408,365       1.31        202,749
Resolution 14:
Market Purchase Authority
(Special Resolution)                                   106,775,470      99.94          54,108       0.06        909,335
Resolution 15:
Amendment to Articles of Association
(Special Resolution)                                   106,374,390      99.72         297,905       0.28      1,066,315
Resolution 16:
Amendment to Memorandum & Articles of Association
(Special Resolution)                                   105,544,025      99.00       1,064,216       1.00      1,130,372


All of the resolutions are declared carried by the required majorities.

Ordinary shares in issue            811,262,475
Exchangeable Shares                  28,048,116
Total shares                        839,310,591
Total votes                         209,827,648


AMVESCAP announces that Stephen West retired from the Board with effect from the conclusion of the Annual General Meeting.

Michael S. Perman
Company Secretary
Telephone: 020 7065 3942
28 April 2005


END

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  28 April, 2005                   By   /s/  Michael S. Perman
      --------------                     --------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary